Capital Research Brokerage Services, LLC
Report on Compliance Provisions
Report Pursuant to Provisions of 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)
For the Year Ended December 31, 2015



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS
### Report of Independent Registered Public Accounting Firm

We have examined Capital Research Brokerage Services, LLC's statements, included in the accompanying Assertions Regarding Compliance, that (1) Capital Research Brokerage Services, LLC's internal control over compliance was effective during the year ending December 31, 2015; (2) Capital Research Brokerage Services, LLC's internal control over compliance was effective during the year ending December 31, 2015 ; (3) Capital Research Brokerage Services, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that Capital Research Brokerage Services, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Capital Research Brokerage Services, LLC's books and records. Capital Research Brokerage Services, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Capital Research Brokerage Services, LLC with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Capital Research Brokerage Services, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Capital Research Brokerage Services, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Capital Research Brokerage Services, LLC's internal control over compliance was effective as of and during the year ending December 31, 2015; Capital Research Brokerage Services, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 ; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from Capital Research Brokerage Services, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Capital Research Brokerage Services, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Capital Research Brokerage Services, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Capital Research Brokerage Services, LLC's statements referred to above are fairly stated, in all material respects.

*Breard & associates, Inc.*

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 3, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940   fax 818.886.1924   web www.baicpa.com
LOS ANGELES  CHICAGO  NEW YORK  OAKLAND  SEATTLE                    *WE FOCUS & CARE*

Capital Research Brokerage Services, LLC
Annual Compliance Report

In accordance with SEC Rule 17a-5 we hereby submit the following compliance report: Capital Research Brokerage Services, LLC has established and maintained internal control over compliance that has the objective of providing us with reasonable assurance that non-compliance with rules 240.15c3-1, 240.15c3-3, and 240.17a-13, or any rule of our designated examining authority that requires account statements be sent to our customers will be prevented or detected on a timely basis.

Our internal control over compliance was effective during our most recent fiscal year, and was effective as of the end of our most recent fiscal year which ended December 31, 2015.

We were in compliance with 240.15c3-1 and 240.15c3-3 as of the end of the most recent fiscal year. The information used to state that we were in compliance with 240.15c3-1 and 240.15c3-3 was derived from our books and records.

We did not have any material weakness in our internal control over compliance during our most recent fiscal year. We also did not have any instance of non-compliance with rules 240.15c3-1 or 240.15c3-3e as of the end of our most recent fiscal year which was December 31, 2015.



John V Odell
Principal
Capital Research Brokerage Services, LLC